SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM files 2010 Form 20-F Annual Report

São Paulo, May 13, 2011 – (NYSE: TAM, BM&FBovespa: TAMM4) In accordance with our reporting obligations, we filed our annual report on Form 20-F for the year ended December 31, 2010 (the "2010 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC") today. Our 2010 Annual Report may be accessed on our website (www.tam.com.br/ir) or on the SEC’s website (www.sec.gov).

In addition, our shareholders may request a hard copy of our complete audited financial statements free of charge by contacting our Investor Relations Department by telephone at +55 11 5582 9715 or by email at invest@tam.com.br.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 49 airports in Brazil and 19 airports in South America, the United States and Europe. Through agreements with airline companies in Brazil and abroad, our network encompasses a total of 93  domestic airports and 87international airports, including destinations in Asia. In March 2011, our domestic market share was 41.8% compared to other Brazilian airlines operating routes inside Brazil.  Of Brazilian airlines operating international routes, we held 86.1% of the market share in March 2011, making us the country´s leading Brazilian airline operating international routes.  With the largest passenger aircraft fleet in the country (153 aircraft), we seek to make air travel more accessible to the general public. We pride ourselves on customer service and are guided by our company motto: a Spirit to Serve.  We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, and have already issued 13 million tickets in exchange for earned loyalty points.  TAM Fidelidade is part of the Multiplus network, which has 8 million members today.  We are also a member of the Star Alliance, the world´s largest airline alliance, making us part of a global network serving 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.